Filed Pursuant to Rules 424(b)(3) and
                                        424(c) of the Securities Act of 1933
                                        Registration No. 333-59973


                              Prospectus Supplement

                            Supplement to Prospectus
                                      dated
                                 August 6, 1998


                                ONIX SYSTEMS INC.

                        1,639,640 Shares of Common Stock


      This prospectus supplement relates to 1,639,640 shares of Common Stock, par value $.01 per share, of ONIX Systems Inc. (the "Company").

      This prospectus supplement is being filed to include the following information as part of the Prospectus dated August 6, 1998: (i) on August 10, 1998, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 1998, a copy of which is attached hereto; and (ii) on August 12, 1998, Thermo Electron Corporation ("Thermo Electron"), the Company's ultimate parent corporation, issued a press release, a copy of which is attached hereto, regarding a proposed reorganization at Thermo Electron involving certain of Thermo Electron's subsidiaries, including the Company.

      In the press release, Thermo Electron announced that the Company may be merged with Metrika Systems Corporation ("Metrika"), a majority-owned, publicly traded subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of Thermo Electron, and with Thermo Sentron Inc. ("Sentron"), a majority-owned, publicly traded subsidiary of Thermedics Inc., which in turn is a majority-owned, publicly traded subsidiary of Thermo Electron. The combined entity resulting from the merger of the Company, Metrika and Sentron would be a majority-owned, publicly traded subsidiary of Thermo Instrument. Shareholders of each of the Company, Metrika and Sentron would receive shares of the common stock of the combined entity in exchange for their shares of common stock of the Company, Metrika and Sentron, respectively. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Company, Metrika, Sentron, Thermo Instrument and Thermedics, including the independent directors of such companies, negotiation and execution of a definitive merger agreement, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transaction, approval by the directors of Thermo Electron, and fairness opinions from one or more investment banking firms on certain financial aspects of the transaction.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not be lawfully made. Neither the delivery of this Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.




August 14, 1998

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                     ---------------------------------------

                                    FORM 10-Q

(mark one)

[ X ] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended July 4, 1998.

[   ]     Transition Report Pursuant to Section 13 or 15(d) of the Securities
          Exchange Act of 1934.

                         Commission File Number 1-13975

                                ONIX SYSTEMS INC.
             (Exact name of Registrant as specified in its charter)

Delaware                                                         76-0546330
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification No.)

22001 North Park Drive
Kingwood, Texas                                                  77339-3804
(Address of principal executive offices)                         (Zip Code)

           Registrant's telephone number, including area code: (781) 622-1000

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

         Indicate the number of shares outstanding of each of the issuer's classes of Common Stock, as of the latest practicable date.

                Class                   Outstanding at July 31, 1998
     Common Stock, $.01 par value                15,606,337

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

                                ONIX SYSTEMS INC.

                           Consolidated Balance Sheet
                                   (Unaudited)

                                     Assets

                                                               July 4,    January 3,
(In thousands)                                                    1998           1998
-------------------------------------------------------------------------------------

Current Assets:
  Cash and cash equivalents (includes $44,890
    and $19,618 under repurchase agreement
    with affiliated company)                                  $ 48,496       $ 24,960
  Accounts receivable, less allowances of
    $1,939 and $2,155                                           35,522         32,583
  Inventories:
    Raw materials and supplies                                  17,399         18,095
    Work in process                                              9,723          8,033
    Finished goods                                               5,438          6,804
  Deferred tax asset and other current assets                    5,223          4,563
                                                              --------       --------

                                                               121,801         95,038

Property, Plant, and Equipment, at Cost                         14,887         14,413
  Less: Accumulated depreciation and amortization                6,486          5,268
                                                              --------       --------

                                                                 8,401          9,145
                                                              --------       --------

Other Assets                                                       320             87
                                                              --------       --------

Cost in Excess of Net Assets of Acquired Companies              55,730         55,439
                                                              --------       --------

                                                              $186,252       $159,709
                                                              ========       ========

                                ONIX SYSTEMS INC.

                                   (Unaudited)

                    Liabilities and Shareholders' Investment


                                                               July 4,     January 3,
(In thousands except share amounts)                               1998           1998
-------------------------------------------------------------------------------------

Current Liabilities:
  Accounts payable                                            $  8,968       $ 12,775
  Accrued payroll and employee benefits                          3,456          3,811
  Accrued income taxes                                           4,796          3,455
  Deferred revenue                                               2,690          3,624
  Other accrued expenses                                         8,310          9,918
  Due to parent company and affiliated companies                 2,640         19,508
                                                              --------       --------

                                                                30,860         53,091

Deferred Income Taxes                                            1,680          1,680
                                                              --------       --------

Shareholders' Investment (Note 2):
  Common stock, $.01 par value, 50,000,000
    shares authorized; 15,606,337 and 12,306,337
    shares issued and outstanding                                  156            123
  Capital in excess of par value                               144,121        100,966
  Retained earnings                                              8,570          3,150
  Accumulated other comprehensive income (Note 4)                  865            699
                                                              --------       --------

                                                               153,712        104,938

                                                              $186,252       $159,709
                                                              ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

                        Consolidated Statement of Income
                                   (Unaudited)


                                                                 Three Months Ended
                                                                 July 4,     June 28,
(In thousands except per share amounts)                             1998         1997
-------------------------------------------------------------------------------------

Revenues                                                         $38,439      $28,962
                                                                 -------      -------

Costs and Operating Expenses:
  Cost of revenues                                                21,930       17,079
  Selling, general, and administrative expenses                    9,529        6,762
  Research and development expenses                                2,388        1,550
                                                                 -------      -------

                                                                  33,847       25,391

Operating Income                                                   4,592        3,571

Interest Income                                                      717            -
Interest Expense, Related Party                                      (16)           -
                                                                 -------      -------

Income Before Provision for Income Taxes                           5,293        3,571
Provision for Income Taxes                                         2,090        1,436
                                                                 -------      -------

Net Income                                                       $ 3,203      $ 2,135
                                                                  =======     =======

Basic and Diluted Earnings per Share (Note 3)                    $   .21      $   .20
                                                                 =======      =======

Weighted Average Shares (Note 3):
  Basic                                                           15,606       10,667
                                                                 =======      =======
  Diluted                                                         15,610       10,667
                                                                 =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

                        Consolidated Statement of Income
                                   (Unaudited)

                                                                  Six Months Ended
                                                                 July 4,     June 28,
(In thousands except per share amounts)                             1998         1997
-------------------------------------------------------------------------------------

Revenues                                                         $75,583      $55,391
                                                                 -------      -------

Costs and Operating Expenses:
  Cost of revenues                                                43,554       33,082
  Selling, general, and administrative expenses                   19,162       13,054
  Research and development expenses                                4,565        2,999
                                                                 -------      -------

                                                                  67,281       49,135

Operating Income                                                   8,302        6,256

Interest Income                                                      976            -
Interest Expense, Related Party                                     (277)           -
                                                                 -------      -------

Income Before Provision for Income Taxes                           9,001        6,256
Provision for Income Taxes                                         3,581        2,515
                                                                 -------      -------

Net Income                                                       $ 5,420      $ 3,741
                                                                 =======      =======

Basic and Diluted Earnings per Share (Note 3)                    $   .39      $   .35
                                                                 =======      =======

Weighted Average Shares (Note 3):
  Basic                                                           14,065       10,667
                                                                 =======      =======
  Diluted                                                         14,070       10,667
                                                                 =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

                                ONIX SYSTEMS INC.

                      Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                        Six Months Ended
                                                                July 4,      June 28,
(In thousands)                                                     1998          1997
-------------------------------------------------------------------------------------

Operating Activities:
  Net income                                                   $  5,420      $  3,741
  Adjustments to reconcile net income to net cash
    used in operating activities:
      Depreciation and amortization                               2,078         1,568
      Provision for losses on accounts receivable                   127            91
      Changes in current accounts, excluding the
        effects of acquisition:
          Accounts receivable                                    (3,024)         (759)
          Inventories                                              (274)       (3,604)
          Other current assets                                     (664)         (709)
          Accounts payable                                       (3,841)       (1,252)
          Other current liabilities                                (339)       (2,461)
      Other                                                          (5)           15
                                                               --------      --------

Net cash used in operating activities                              (522)       (3,370)
                                                               --------      --------

Investing Activities:
  Payment to affiliated company for acquired
    business                                                    (19,117)            -
  Refund of acquisition purchase price                              424           614
  Purchases of property, plant, and equipment                      (769)         (853)
  Proceeds from sale of property, plant, and
    equipment                                                       238            51
                                                               --------      --------

Net cash used in investing activities                           (19,224)         (188)
                                                               --------      --------

Financing Activities:
  Net proceeds from issuance of Company common
    stock                                                        43,188             -
  Issuance of note payable to parent company                     12,000             -
  Repayment of note payable to parent company                   (12,000)            -
  Net transfers from parent company                                   -         3,448
                                                               --------      --------

Net cash provided by financing activities                        43,188         3,448
                                                               --------      --------

Exchange Rate Effect on Cash                                         94           106
                                                               --------      --------

Increase (Decrease) in Cash and Cash Equivalents                 23,536            (4)
Cash and Cash Equivalents at Beginning of Period                 24,960         2,386
                                                               --------      --------

Cash and Cash Equivalents at End of Period                     $ 48,496      $  2,382
                                                               ========      ========

Noncash Activities:
  Transfer of acquired business from parent
    company                                                    $    -        $  1,913

The accompanying notes are an integral part of these consolidated financial statements.

                                ONIX SYSTEMS INC.

                   Notes to Consolidated Financial Statements

1.   General

     The interim consolidated financial statements presented have been prepared by ONIX Systems Inc. (the Company) without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the financial position at July 4, 1998, the results of operations for the three- and six-month periods ended July 4, 1998, and June 28, 1997, and the cash flows for the six-month periods ended July 4, 1998, and June 28, 1997. Interim results are not necessarily indicative of results for a full year.

     The consolidated balance sheet presented as of January 3, 1998, has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The consolidated financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the annual financial statements and notes of the Company. The consolidated financial statements and notes included herein should be read in conjunction with the financial statements and notes included in the Company's Registration Statement on Form S-1 (File No. 333-45333), filed with the Securities and Exchange Commission.

2.   Initial Public Offering

     On March 30, 1998, the Company sold 3,300,000 shares of its common stock in an initial public offering at $14.50 per share for net proceeds of $43,188,000. Following the initial public offering, Thermo Instrument Systems Inc. owned approximately 68% of the Company's outstanding common stock.

3.   Earnings per Share

     Basic and diluted earnings per share were calculated as follows:


                                      Three Months Ended          Six Months Ended
(In thousands except                  July 4,     June 28,       July 4,     June 28,
per share amounts)                       1998         1997          1998         1997

Basic
Net income                            $ 3,203      $ 2,135       $ 5,420      $ 3,741
                                      -------      -------       -------      -------

Weighted average shares                15,606       10,667        14,065       10,667
                                      -------      -------       -------      -------

Basic earnings per share              $   .21     $   .20        $   .39      $   .35
                                      =======      =======       =======      =======

Diluted
Net income                            $ 3,203      $ 2,135       $ 5,420      $ 3,741
                                      -------      -------       -------      -------

Weighted average shares                15,606       10,667        14,065       10,667
Effect of stock options                     4            -             5            -
                                      -------      -------       -------      -------

Weighted average shares,
  as adjusted                          15,610       10,667        14,070       10,667
                                      -------      -------       -------      -------

Diluted earnings per share            $   .21      $   .20       $   .39      $   .35
                                      =======      =======       =======      =======


                                ONIX SYSTEMS INC.

     The computation of diluted earnings per share for each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of July 4, 1998, there were 521,895 of such options outstanding, with an exercise price of $14.25 per share.

4.   Comprehensive Income

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive income. In general, comprehensive income combines net income and "other comprehensive income," which represents foreign currency translation adjustments, reported as a component of shareholders' investment in the accompanying balance sheet. During the second quarter of 1998 and 1997, the Company's comprehensive income totaled $3,197,000 and $2,239,000, respectively. During the first six months of 1998 and 1997, the Company's comprehensive income totaled $5,663,000 and $3,933,000, respectively.

5.    Subsequent Event

     On July 7, 1998, the Company acquired the capital stock of certain businesses of the Mid-South Companies for $12.7 million in cash. This acquisition will be accounted for using the purchase method of accounting and its results will be included in the Company's results from the date of acquisition. The businesses acquired include Mid-South Controls and Services Inc., which specializes in the assembly and service of wellhead measurement, control, and safety shutdown systems that are required by oil and gas companies operating offshore platforms, and Mid-South Power Systems Inc., which provides electrical generators, switchgear, and motor control units that are used in a wide variety of industrial applications.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in the Company's Registration Statement on Form S-1 (File No. 333-45333), filed with the Securities and Exchange Commission.

                               ONIX SYSTEMS INC.

Overview

     The Company designs, develops, markets, and services sophisticated field measurement instruments and on-line sensors. These products incorporate a range of advanced measurement technologies to provide real-time data collection, analysis, and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance, and increase employee safety. The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments, and industry-specific sensors and recording instruments.

     The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors, and distributors, and chemical companies, as well as water/wastewater, iron, steel, electric utility, minerals and mining, and pulp and paper companies. In 1997, customers in the oil and gas industries accounted for approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for production and distribution. This in turn is affected by current and anticipated oil and gas prices; the discovery rate of new oil and gas reserves; political, regulatory, and economic conditions; and the ability of oil and gas companies to obtain capital. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition, and results of operations.

     Sales originating outside of the United States and export revenues from the United States accounted for approximately 25% and 18%, respectively, of total revenues in 1997. Export sales in 1997 were made primarily to the United
Kingdom, Japan, and South Korea. During 1997, exports from the Company's U.S. and foreign operations to the Far East were approximately 8% of total revenues. The Far East is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Although the Company's export sales to the Far East have not been materially affected in the first six months of 1998, such sales could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

                               ONIX SYSTEMS INC.

Results of Operations

Second Quarter 1998 Compared With Second Quarter 1997

     Revenues increased 32% to $38.4 million in the second quarter of 1998 from $29.0 million in the second quarter of 1997. Revenues increased $7.6 million due to the inclusion of revenues from acquired businesses, consisting principally of $4.8 million in revenues from the Peek Measurement Business, acquired in November 1997, and $2.4 million in revenues from Fluid Data acquired in December 1997. Revenues from existing businesses increased primarily due to higher sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry and, to a lesser extent, increased sales of level density instruments.

     The gross profit margin increased to 43% in the second quarter of 1998 from 41% in the second quarter of 1997, primarily due to the inclusion of higher-margin revenues from acquired businesses and, to a lesser extent, an increase in higher-margin revenues from industry-specific instruments.

     Selling, general, and administrative expenses as a percentage of revenues increased to 25% in the second quarter of 1998 from 23% in the second quarter of 1997, primarily due to higher selling, general, and administrative expenses as a percentage of revenues at acquired businesses.

     Research and development expenses increased to $2.4 million during the second quarter of 1998 from $1.6 million in the second quarter of 1997. This increase was primarily due to acquisitions and, to a lesser extent, an increase in spending at certain industry-specific instrument and level density businesses.

     Interest income in the second quarter of 1998 primarily represents interest earned on the invested proceeds from the Company's March 1998 initial public offering and third quarter 1997 private placement of common stock.

     The effective tax rates were 39% and 40% in the second quarter of 1998 and 1997, respectively. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

     The arbitration panel, in an arbitration proceeding in which the Company was involved, rendered its decision in June 1998. Thermo Electron Corporation, Thermo Instrument, and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company, were joint defendants in this matter. The matter was resolved with no liability for damages on the part of the Company.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased as well as products sold by the Company. While there can be no assurance that all problems arising from the year 2000 will be identified and resolved

                               ONIX SYSTEMS INC.

satisfactorily prior to the end of 1999, the Company presently believes that the year 2000 issue will not pose significant operational problems for the Company or have a material effect on future results of operations.

First Six Months 1998 Compared With First Six Months 1997

     Revenues increased 36% to $75.6 million in the first six months of 1998 from $55.4 million in the first six months of 1997. Revenues increased $16.6 million due to the inclusion of revenues from acquired businesses, consisting principally of $9.7 million in revenues from the Peek Measurement Business and $5.2 million in revenues from Fluid Data. Revenues from existing businesses increased primarily due to higher sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry and, to a lesser extent, increased sales of level density instruments.

     The gross profit margin increased to 42% in the first six months of 1998 from 40% in the first six months of 1997, primarily due to the inclusion of higher-margin revenues from acquired businesses and, to a lesser extent, an increase in higher-margin revenues from industry-specific instruments.

     Selling, general, and administrative expenses as a percentage of revenues increased to 25% in the first six months of 1998 from 24% in the first six months of 1997, primarily due to higher selling, general, and administrative expenses as a percentage of revenues at acquired businesses.

     Research and development expenses increased to $4.6 million during the first six months of 1998 from $3.0 million in the first six months of 1997. This increase was primarily due to acquisitions and, to a lesser extent, an increase in spending at certain industry-specific instrument and level density businesses.

     Interest income in the first six months of 1998 primarily represents interest earned on the invested proceeds from the Company's March 1998 initial public offering and third quarter 1997 private placement of common stock. Interest expense in the first six months of 1998 represents interest on indebtedness relating to the November 1997 acquisition of the Peek Measurement Business. In January 1998, the Company paid the $19.1 million purchase price for the Peek Measurement Business. The Company borrowed $12.0 million from Thermo Instrument to partially fund the payment. The $12.0 million was repaid in April 1998 following the Company's initial public offering.

     The effective tax rate was 40% in the first six months of 1998 and 1997. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

                               ONIX SYSTEMS INC.

Liquidity and Capital Resources

     Consolidated working capital was $90.9 million as of July 4, 1998, compared with $41.9 million as of January 3, 1998. Included in working capital are cash and cash equivalents of $48.5 million as of July 4, 1998, compared with $25.0 million as of January 3, 1998.

     During the first six months of 1998, the Company's operating activities used $0.5 million of cash. Cash flow from the Company's operations was offset by cash of $3.8 million used to fund a decrease in accounts payable primarily due to the timing of payments. In addition, the Company used $3.0 million to fund an increase in accounts receivable primarily due to end of quarter shipments in the Company's industry-specific and composition product businesses and, to a lesser extent, the timing of receipts.

     The Company used $19.2 million of cash for investing activities during the first six months of 1998. In January 1998, the Company paid Thermo Power the purchase price of $19.1 million for the Peek Measurement Business, acquired effective November 1997. The Company used $0.8 million for purchases of property, plant, and equipment during the first six months of 1998. The Company expects to expend approximately $1.0 million for property, plant, and equipment during the remainder of 1998.

     The Company's financing activities provided $43.2 million of cash during the first six months of 1998. The Company raised this cash from its March 1998 initial public offering of common stock (Note 2). In addition, the Company borrowed $12.0 million from Thermo Instrument to partially fund the payment for the Peek Measurement Business. The note to Thermo Instrument was repaid in April 1998, with a portion of the funds received from the Company's initial public offering.

     Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                               ONIX SYSTEMS INC.

PART II - OTHER INFORMATION

Item 2 - Use of Proceeds

     The Company sold 3,300,000 shares of common stock, par value $.01 per share, pursuant to a Registration Statement on Form S-1 (File No. 333-45333), which was declared effective by the Securities and Exchange Commission on March 24, 1998. The managing underwriters of the offering were Donaldson, Lufkin & Jenrette Securities Corporation, Lazard Freres & Co. LLC, and Gruntal & Co., L.L.C. The aggregate gross proceeds of the offering were $47,850,000. The Company's total expenses in connection with the offering were $4,662,000, of which $3,349,500 was for underwriting discounts and commissions, $1,195,500 was for other expenses paid to persons other than directors or officers of the Company, persons owning more than 10 percent of any class of equity securities of the Company, or affiliates of the Company (collectively, Affiliates), and $117,000 was paid to Thermo Electron, the Company's ultimate parent company, for certain corporate services rendered in connection with the offering. The Company's net proceeds from the offering were $43,188,000. On April 10, 1998, $12,000,000 of such net proceeds was expended to repay the outstanding indebtedness owed to Thermo Instrument in connection with the acquisition of the Peek Measurement Business. As of July 4, 1998, the Company had also expended $363,000 of such net proceeds for the purchase of property, plant, and equipment, $2,388,000 for research and development, and $4,859,000 for working capital needs. As of July 4, 1998, the Company had expended an aggregate of $19,610,000 of such net proceeds. The Company invested the remaining net proceeds pursuant to a repurchase agreement with Thermo Electron. As of July 4, 1998, the Company had $48,496,000 of cash and cash equivalents.

Item 6 - Exhibits

     See Exhibit Index on the page immediately preceding exhibits.

                               ONIX SYSTEMS INC.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized as of the 10th day of August 1998.

                                       ONIX SYSTEMS INC.



                                        /s/ Paul F. Kelleher
                                        Paul F. Kelleher
                                        Chief Accounting Officer



                                        /s/ John N. Hatsopoulos
                                        John N. Hatsopoulos
                                        Chief Financial Officer and
                                         Senior Vice President

                                ONIX SYSTEMS INC.

                                  EXHIBIT INDEX


Exhibit
Number      Description of Exhibit

  27           Financial Data Schedule.

                               ONIX SYSTEMS INC.


THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM ONIX SYSTEMS INC.'S REPORT ON FORM 10-Q FOR THE PERIOD ENDED JULY 4, 1998 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

MULTIPLIER                           1,000
PERIOD-TYPE                      6-MOS
FISCAL-YEAR-END                JAN-02-1999
PERIOD-END                     JUL-04-1998
CASH                                48,496
SECURITIES                               0
RECEIVABLES                         37,461
ALLOWANCES                           1,939
INVENTORY                           32,560
CURRENT-ASSETS                     121,801
PP&E                                14,887
DEPRECIATION                         6,486
TOTAL-ASSETS                       186,252
CURRENT-LIABILITIES                 30,860
BONDS                                    0
PREFERRED-MANDATORY                      0
PREFERRED                                0
COMMON                                 156
OTHER-SE                           153,556
TOTAL-LIABILITY-AND-EQUITY         186,252
SALES                               75,583
TOTAL-REVENUES                      75,583
CGS                                 43,554
TOTAL-COSTS                         43,554
OTHER-EXPENSES                       4,565
LOSS-PROVISION                         127
INTEREST-EXPENSE                       277
INCOME-PRETAX                        9,001
INCOME-TAX                           3,581
INCOME-CONTINUING                    5,420
DISCONTINUED                             0
EXTRAORDINARY                            0
CHANGES                                  0
NET-INCOME                           5,420
EPS-PRIMARY                           0.39
EPS-DILUTED                           0.39

Press Release dated August 12, 1998:


                THERMO ELECTRON PROPOSES CORPORATE REORGANIZATION

WALTHAM, Mass., August 12, 1998 -- Thermo Electron Corporation (NYSE-TMO) today announced that its board of directors has authorized a proposed corporate reorganization. The goals of the plan are to:

  -  Reduce the complexity of the company's corporate structure,
  - Consolidate and strategically realign certain businesses to enhance their competitive market positions and improve management coordination, and
  - Increase the liquidity in the public markets for stock of the company's publicly traded subsidiaries by providing larger market floats.

     The proposed reorganization is expected to reduce the number of Thermo Electron's majority-owned public subsidiaries from 23 to 15. The company expects to promptly begin implementation of the reorganization, although it may take up to two years to complete all aspects of the plan.

     George N. Hatsopoulos, chairman of Thermo Electron, said, "We firmly believe that spinouts continue to offer many advantages. The strategy is dynamic
- allowing us to respond to changes in the marketplace and revamp those parts of the structure that no longer meet our goals for a public subsidiary. In some cases, the potential rewards for some of our companies have become out of line with the risks. We will continue to closely monitor the performance of our spinouts to assess their viability in the public markets. I wish to stress that the benefits we anticipate from this reorganization are long term. We do not anticipate any material benefits in the short term."

     John N. Hatsopoulos, president and chief financial officer of Thermo Electron, added, "Our number one goal for this plan is to simplify our company. We also expect that larger, more closely aligned businesses will strengthen our competitive positions. Larger size should create better liquidity for investors by increasing the public float, and, we believe, keep in proper perspective some of the problems experienced by our smaller subsidiaries."

     The proposed corporate reorganization is best outlined in four general categories:

1. Reorganization of biomedical businesses. The wholly owned biomedical group of Thermo Electron, called Thermo Biomedical, would be transferred to Thermo Electron's Thermedics subsidiary to better position the company to expand its presence in that marketplace, while creating a focused company for healthcare investors. Thermo Biomedical, which includes Bear Medical Systems Inc.; Bird Products Corporation; Bird Life Design Corporation; Stackhouse Inc.; SensorMedics Corporation; Medical Data Electronics, Inc.; and Nicolet Biomedical Inc., had unaudited 1997 revenues of

                                     -more-

   $232 million. These companies would be transferred from Thermo Electron to Thermedics in exchange for Thermedics shares.

2. Realignment of instrument companies. First, Thermedics' non-biomedical public subsidiaries - Thermo Sentron, Thermedics Detection, and Thermo Voltek (if not sold to an unaffiliated third party) - would be transferred to Thermo Electron's Thermo Instrument Systems subsidiary, creating efficiencies by aligning these industrial instrumentation businesses with the instrument family of companies for a better strategic fit. Thermedics' majority ownership in each of these subsidiaries would be transferred to Thermo Electron for shares of Thermedics common stock held by Thermo Electron. Thermo Electron, in turn, would transfer these equity interests to Thermo Instrument Systems in exchange for cash. If Thermo Voltek is not sold to an unaffiliated third party, it would become a wholly owned subsidiary of Thermo Instrument Systems.
         Second, two public Thermo Instrument Systems subsidiaries - Metrika Systems and ONIX Systems - and Thermo Sentron, would be merged to form one combined majority-owned public subsidiary of Thermo Instrument Systems. The company believes that the combined entity, with complementary products, technologies, and distribution networks, would be better able to address the market for industrial sensors and advanced process control systems. Shareholders of each of the three companies would receive shares of common stock in the combined entity in exchange for their shares in the subsidiaries.
         Third, ThermoSpectra, a public subsidiary of Thermo Instrument Systems, along with Thermedics Detection, would be taken private and become wholly owned subsidiaries of Thermo Instrument Systems. ThermoSpectra and Thermedics Detection shareholders would receive cash or Thermo Instrument Systems common stock in exchange for their shares of common stock of ThermoSpectra or Thermedics Detection.

3. Consolidation of industrial outsourcing companies. The public and private subsidiaries of Thermo Electron's Thermo TerraTech subsidiary - Thermo Remediation, The Randers Group, and Thermo EuroTech - would be consolidated into Thermo TerraTech to strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance their ability to withstand adverse market conditions. Shareholders of each of these subsidiaries would receive common stock in Thermo TerraTech in exchange for their shares in the subsidiaries.

4. Other strategic reorganizations. Thermo Coleman, a private subsidiary of Thermo Electron, would be merged into Thermo Electron's ThermoTrex subsidiary, consolidating the company's R&D and government-contract work within one entity to offer greater efficiencies and enhance opportunities to develop and commercialize technologies. Thermo Coleman shareholders would receive shares of ThermoTrex common stock in exchange for their Thermo Coleman shares.
         Also, Thermo Power, a public subsidiary of Thermo Electron, would be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of Thermo Power would receive cash or Thermo Electron common stock in exchange for their shares of Thermo Power common stock.

                                     -more-


      All convertible debentures previously issued by subsidiaries that will no longer be majority-owned entities following this reorganization will be assumed by the surviving public parent company, and will be convertible into common stock of that company. Thermo Electron's guarantee of each of these convertible debentures will not be affected by the proposed reorganization.

      While  these   transactions  will  generate   numerous  costs,   including
investment banking fees, legal fees, and government filings, the company does not believe that any significant restructuring charges will be necessary.

      The company also plans to divest of certain non-strategic businesses, totaling approximately $100 million in revenues, that no longer fit its profile for long-term growth potential.



                        Proposed Corporate Reorganization
                    Boldface type indicates public entity (*)

*Thermo Electron                   *Thermo Instrument
     Thermo Power                       Thermedics Detection
     Tecomet                            ThermoSpectra
     Peter Brotherhood                  Thermo Voltek
     Napco                              *ThermoQuest
                                        *Thermo BioAnalysis
*Thermo Ecotek                          *Thermo Optek
                                        *Thermo Vision
*Thermo Fibertek                        *New Co. (Thermo Sentron,
     *Thermo Fibergen                    Metrika Systems, ONIX
                                         Systems)

*Thermo TerraTech                  *ThermoTrex
     Thermo Remediation                 Thermo Coleman
     Randers Group                      *Trex Medical
     Thermo EuroTech                    *ThermoLase

*Thermedics
     Thermo Biomedical
     *Thermo Cardiosystems

      All of these transactions will be subject to numerous conditions, including establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the board of directors (including the independent directors) of each of the affected majority-owned subsidiaries, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of registration statements and/or proxy materials regarding the proposed transactions, and, where appropriate, fairness opinions from investment banking firms. Any such transactions that will involve a public offering of securities will be made only by means of a prospectus.


                                     -more-


      Thermo Electron Corporation is a world leader in analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The company also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies. With annual worldwide sales of $3.6 billion, Thermo Electron has approximately 22,000 employees and operations in 23 countries. Headquarters are in Waltham, Massachusetts. More information is available on the Internet at http://www.thermo.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, as amended, for the year ended January 3, 1998. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, regulatory approval requirements, capital spending and government funding policies, dependence on intellectual property rights, and the potential impact of the year 2000 on processing date-sensitive information. In addition to the foregoing risks, the proposed corporate reorganization is subject to the risk that the contemplated benefits of the plan will not be achieved.


                                      # # #